Exhibit F
Transaction Acknowledgement and
Preliminary Agreement
STARS Variable Share Prepaid Forward
*** Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.
September 13, 2010
New-Wave Investment Holding Company Limited
Attn: Charles Chao, Chairman and President
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
This Transaction Acknowledgement confirms certain economic terms and conditions of the STARS variable share prepaid forward transaction (the “Transaction”) that you have agreed to enter into with Bank of America, N.A. (“Bank of America”). This is a summary only; full and definitive documentation of the Transaction will be in the form of a (i) trade confirmation (the “Confirmation”), which will be substantially identical to the form of confirmation attached as Exhibit I hereto (the “Form Confirmation”) and will incorporate the terms of the 1992 or 2002 ISDA Master Agreement (as identified in the Confirmation) and Schedule thereto (the “Agreement”) and be governed by the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and the 2000 ISDA Definitions (together with the Annex thereto) as published by ISDA, copies of which are available from us upon request and if not previously furnished to you by us, will accompany the Confirmation, and (ii) Pledge Agreement which, if not yet signed by you, will be duly signed and executed by you. The Confirmation will be signed by you promptly upon our completion of the hedging transactions described below and final specification of amounts expressed below as approximate or, where expressed as percentages, in U.S. Dollars (“USD”). In the Transaction, Bank of America acts as counterparty and not as an advisor or fiduciary, and Banc of America Securities LLC (“BAS”) or Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S) acts as agent for both you and Bank of America unless you are a “qualified investor” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which case BAS or MLPF&S acts solely as arranger for Bank of America.i
Capitalized terms used herein and not otherwise defined shall have the meanings set forth in (i) the Confirmation, (ii) the Agreement, (iii) the Equity Definitions and (iv) the 2000 ISDA Definitions (together with the Annex thereto). Summaries herein of terms or provisions used in any of the foregoing documents are qualified in their entirety by reference to such documents.

Transaction:	Forward sale Transaction between Party A as Buyer and Party B as Seller relating to the Shares

Party A:	Bank of America

Party B:	New-Wave Investment Holding Company Limited

Agent/Arranger:	BAS or MLPF&S, per above

Shares:	The common stock of SINA Corporation (the “Issuer”) (Exchange Symbol “SINA”)

Exchange:	Nasdaq Stock Market

Related Exchange:	All Exchanges

[i]	Where BAS or MLPF&S acts as agent for both you and Bank of America, you will also receive promptly after the Trade Date one or more computer-generated short form BAS or MLPF&S trade confirmation meeting the requirements of Rule 10b-10 of the Securities and Exchange Commission (“SEC”) pursuant to the Exchange Act (the “Rule 10b-10 Confirmation”). Any Rule 10b-10 Confirmation will provide that the Transaction is between you and Bank of America only, is to be settled directly between you and Bank of America and that BAS or MLPF&S has acted as agent only and has no further obligations with respect to the Transaction. All Rule 10b-10 Confirmation will be superceded by the Confirmation (as defined above), which will control in the event of any conflict or inconsistency. To the extent that a Rule 10b-10 Confirmation describes the Transaction by reference to component or embedded derivatives, this solely reflects mandatory broker-dealer reporting requirements applicable to BAS and MLPF&S and is not intended by Bank of America, BAS or MLPF&S to affect any other legal, regulatory, accounting or tax characterization, treatment or reporting applicable to Party B.

Initial Share Price:	The volume weighted average price per Share, as determined by the Calculation Agent, at which Party A or an affiliate of Party A, hedges its initial equity price risk in respect of the Transaction by selling in the market, subject to market conditions, a number of Shares that the Calculation Agent determines are necessary and appropriate in order to hedge such equity price risk (such number of Shares, “Party A’s Initial Hedge”).

Pricing Period:	Each Exchange Business Day, from and including the date hereof, to and including the Trade Date (subject to the Cutoff Date as defined below), on which Party A, or an affiliate thereof, is selling Shares in the market in order to determine the Initial Share Price.

Cutoff Date:	[***], whereby if, at close of business on the Cutoff Date Party A’s Initial Hedge has not been completed with respect to the full Number of Shares subject to the Transaction, the Cutoff Date will be deemed to be the Trade Date, and Calculation Agent will determine the Number of Shares based on proportionate hedging activities and the theoretical delta of the Transaction as described in this Transaction Acknowledgement.

Trade Date:	The earlier of (x) the Exchange Business Day on which Party A determines the Initial Share Price, or (y) the Cutoff Date.

Number of Shares:	Approximately 1,600,000. Subject to the provisions opposite the caption “Cutoff Date” above, the actual Number of Shares will be determined based on the Initial Share Price, such that the Prepayment Amount is sufficient to cover all obligations under the Loan Agreement (as defined below) plus the Additional Proceeds Amount.

Additional Proceeds Amount:	$0.

Prepayment Amount:	The product of the Initial Share Price times [***] times the Number of Shares, subject to market conditions, payable by Party A to Party B on the Prepayment Date, provided however, Party B hereby acknowledges that all or a portion of the Prepayment Amount shall be first used to pay Party B’s obligations under the Margin Loan Agreement dated as of November 25, 2009 (as amended, the “Loan Agreement”) by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated (in its capacity as the lender, “Pierce”) and Party B, as Borrower and in accordance with the Payoff Letter (as defined below).

Prepayment Date:	Three (3) Currency Business Days immediately following the Trade Date

Maturity Dates:	[***] Exchange Business Days beginning [***] months from the Trade Date, unless such date is a Disrupted Day where the Exchange or Related Exchange fails to open for trading during its regular trading session or where a Market Disruption Event has occurred. If such day is a Disrupted Day, such Maturity Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day.

Valuation Dates:	Each Maturity Date

Forward Floor Price:	[***] of the Initial Share Price

Forward Cap Price:	[***] of the Initial Share Price

Settlement:	Physical, with the option to elect cash settlement. Except as otherwise permitted by the Confirmation, settlement shall be by physical delivery by Party B to Party A on the Settlement Dates of a number of unrestricted, freely transferable shares equal to the Number of Shares to be Delivered.

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

Number of Shares to be Delivered:	(i) if the Settlement Price is less than or equal to the Forward Floor Price, the Number of Shares allocable to each Valuation Date;

(ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, a number of shares equal to the product of (x) Number of Shares allocable to each Valuation Date times (y) the Forward Floor Price divided by the Settlement Price;

(iii) if the Settlement Price is greater than the Forward Cap Price, a number of Shares equal to the product of (x) the Number of Shares allocable to each Valuation Date times (y) the quotient of (i) the Forward Floor Price + (Settlement Price - Forward Cap Price), divided by (ii) the Settlement Price

Settlement Price:	The Closing Price per Share on each Valuation Date

Closing Price:	Closing Price shall mean with respect to the Valuation Date, the Nasdaq Official Closing Price (the “NOCP”) as of the Valuation Time on such date, as reported in the official price dissemination mechanism for the Exchange.

Settlement Dates:	Three (3) Exchange Business Days after each Maturity Date.

Physical Settlement Fee:	Party B shall pay to Party A an amount equal to the product of the Number of Shares to be Delivered times USD [***], payable in USD on the Settlement Date.

Market Disruption Event:	The occurrence or existence of: (i) a “Trading Disruption”, which means any suspension of or limitation imposed on trading by the Exchange or Related Exchange, (ii) an “Exchange Disruption”, which means any event that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, the Shares or for futures or option contracts relating to the Shares, which, in either case, the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time, or (iii) an “Early Closure”, which means the closure on any Exchange Business Day of the relevant exchange or any Related Exchange prior to its Scheduled Closing Time (unless announced at least one hour prior to the earlier of the actual closing time or deadline for submission orders).

Tax, Legal, and Regulatory Issues:	Party B has consulted appropriate outside advisors regarding any relevant tax, legal or regulatory issues relating to this Transaction, and is not relying on Party A, BAS, MLPF&S or any of its affiliates for such advice. Party B has taken independent tax advice with respect to this Transaction to the extent Party B has deemed appropriate. Eligibility for the reduced Federal tax rate on dividend income may be affected by hedging transactions. Party A, BAS, MLPF&S and their affiliates do not render tax or legal advice; please consult your independent tax and legal advisor prior to entering into any transaction with Party A. Please see “Documentation” below.

Documentation:	Documentation will be in the form of (i) a Confirmation and (ii) a Pledge Agreement securing Party B’s obligations under the Confirmation. If not already in our possession, a signed copy of the Pledge Agreement is due to Bank of America on or prior to the Prepayment Date.

Except as otherwise provided therein, the Confirmation will be subject to the 1992 or 2002 ISDA Master Agreement (as specified in the Confirmation), the Equity Definitions and the 2000 ISDA Definitions (together with the Annex thereto). A signed Confirmation by you and the required opinions are due to Bank of America on or prior to the Prepayment Date.

Sections 13.1 (Non-Reliance), 13.2 (Agreements and Acknowledgments Regarding Hedging Activities) and 13.4 (Additional Acknowledgments) of the Equity Definitions shall apply in the Confirmation to each of Party A and Party B.

Upon the last to be received by us from you of a signed copy of (i) the Pledge Agreement and (ii) the Confirmation, the terms as set forth in the Pledge Agreement and Confirmation shall supersede this Transaction Acknowledgement and any Rule 10b-10 Confirmation in their entirety.

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

Obligations with Respect to Extraordinary Dividends and Excess Cash Dividends:	In the case of an Extraordinary Dividend or Excess Cash Dividend (both as defined below), Party B will make a payment or delivery to Party A, as the case may be, to an account designated by Party A on the date such Extraordinary Dividend or Excess Cash Dividend is paid or delivered by the Issuer to holders of Shares, of an amount equal to the product of the Number of Shares and the per share amount (or quantity of other property) of such Extraordinary Dividend or Excess Cash Dividend, as determined by the Calculation Agent.

Extraordinary Dividend:	As determined by the Calculation Agent, any dividend or distribution, regardless of whether in cash, on the Shares for which the ex-dividend date occurs from but excluding the Trade Date to and including the final Maturity Date, that is not an ordinary cash dividend, including without limitation (i) any dividend or distribution declared on the Shares at a time at which the Issuer has not previously declared or paid dividends or distributions on such Shares for the prior four quarterly periods, (ii) any payment or distribution by the Issuer to holders of Shares that the Issuer announces will be an “extraordinary” or “special” dividend or distribution, (iii) any payment by the Issuer to holders of Shares out of the Issuer’s capital and surplus or (iv) any other “special” dividend or distribution on the Shares that is, by its terms or declared intent, outside the normal course of operations or normal dividend policies or practices of the Issuer.

Excess Cash Dividend:	That portion, if any, of the per Share amount of any ordinary cash dividend that, together with the amount of all previous ordinary cash dividends, if any, for which the ex-dividend date occurs within the same Contractual Dividend Period, exceeds the Contractual Dividend Amount for such Contractual Dividend Period, as determined by the Calculation Agent.

Contractual Dividend Amount:	USD 0.00. per share per quarter, (such quarter beginning on, but excluding the Trade Date, and ending on and including the final Maturity Date, and referred to as the “Contractual Dividend Period”), subject to adjustment by the Calculation Agent in accordance with Calculation Agent Adjustment to account for any Potential Adjustment and subject to adjustment by the Calculation Agent to account for any Spin-off.

Consequences of Certain Potential Adjustment Events:	Calculation Agent Adjustment, where the Calculation Agent will determine whether such Potential Adjustment Event has a material effect on the theoretical value of the Shares or options on the Shares and if so, may make appropriate adjustments to the terms of the Transaction as the Calculation Agent determines appropriate to account for such material effect (including adjustments to account solely for changes in volatility, expected dividends, stock loan rate, or liquidity relative to the relevant Shares).

Consequences of Merger	Share-for-Share:	Modified Calculation Agent Adjustment
Events:	Share-for-Other:	Modified Calculation Agent Adjustment
	Share-for-Combined:	Component Adjustment

Consequences of Nationalization, Insolvency, or De-Listing:	Cancellation and Payment, provided that, following a spin-off in which basket adjustments are applicable, Partial Cancellation and Payment shall apply

Consequences of Tender	Share-for-Share:	Modified Calculation Agent Adjustment
Offers:	Share-for-Other:	Modified Calculation Agent Adjustment
	Share-for-Combined:	Modified Calculation Agent Adjustment

Additional Disruption Events:	The following shall be Additional Disruption Events, upon the occurrence of which Party A and Party B shall have the rights and obligations specified in the Form Confirmation with respect to such Additional Disruption Events:

“Hedging Disruption”: If Party A is unable, after using commercially reasonable efforts, to (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transactions(s) or asset(s) it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to this Transaction, or (B) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

“Increased Cost of Hedging”: If Party A would incur a materially increased (versus circumstances on the Trade Date) amount of tax, duty, expense or fee to (A) acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity price and risk of entering into and performing its obligations with respect to the Transaction, or (B) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

“Increased Cost of Stock Borrow”: If Party A would incur a rate to borrow Shares in respect of this Transaction that is greater than the Initial Stock Loan Rate as notified to Party B by Party A on or prior to the date hereof.

“Loss of Stock Borrow”: If Party A is unable, after using commercially reasonable efforts, to borrow (or maintain a borrowing of) a number of Shares necessary to hedge the equity and price risk of entering into and performing its obligations with respect to the Transaction at a rate equal to or less than the Maximum Stock Loan Rate as notified to Party B by Party A on or prior to the date hereof.

“Insolvency Filing” or “Change in Law” as defined in the Equity Definitions and the Confirmation shall be “Additional Disruption Events”.

Additional Considerations:	Party B agrees (A) that the underlying collateral will be delivered to Bank of America, or an affiliate of Bank of America in accordance with the Payoff Letter, and (B) to cause all of the conditions precedent described in Section 2 of the Form Confirmation to be satisfied on or prior to the Prepayment Date. If Party B fails to comply with the foregoing clause (A) or (B) by the Prepayment Date (except for such failure caused by Pierce’s non-compliance with the Payoff Letter), then Bank of America may elect to terminate the Transaction and in such event, Party B will be liable for all losses, costs and expenses of Bank of America and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Bank of America and its affiliates may set off obligations owed to Party B by them or apply any of your property in their possession, whether as collateral or otherwise, against same.

Events of Default:	The Events of Default (including, but not limited to, failure to pay or deliver, breach of agreement, misrepresentation, cross-default, credit support default and bankruptcy) and remedies contained in the 1992 ISDA Master Agreement or 2002 ISDA Master Agreement (as identified in the Confirmation) and incorporated by reference in the most recent draft, if any, of the Confirmation provided by Party A to Party B are deemed repeated and incorporated herein.

Collateral:	As security for all obligations of Party B to Party A or any of its affiliates, now or hereafter existing, including but not limited to this Transaction, together with any and all amendments, extensions and renewals thereof (the “Obligations”), Party B hereby grants Party A a perfected first priority security interest in a number of Shares, including all proceeds thereof (the “Collateral”), equal to the Number of Shares, provided that Party A’s lien on the Collateral shall be subject to the liens granted by Party B to Pierce under the Loan Agreement (the “Permitted Liens”). The Permitted Liens shall be released in accordance with the Payoff Letter to be executed by Pierce, Party A and Party B (the “Payoff Letter”). Party B warrants to Party A that it is the lawful owner of the Collateral, it possesses full power and authority to pledge the Collateral to Party A, and the Collateral is free of all claims and liens other than the lien created hereby and the Permitted Liens. Party B authorizes Party A, BAS or MLPF&S, upon receipt, to deposit the Collateral described herein to a separate account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Upon default in the payment when due of principal, interest or any other payment obligation on any of the Obligations, or upon the occurrence of any event of default as defined in any document(s) relating to any of the Obligations which is not cured within any time allowed therein, Party A may, without further notice, exercise the rights of a secured lender under New York law then in effect with respect to the Collateral including, without limitation, the right of setoff. Party B hereby appoints Party A as its attorney-in-fact with full power to endorse, transfer, convert, sell, surrender and deliver any instrument of Collateral described above. Interest and/or dividends earned on the Collateral shall be paid to Party A or Party B in accordance with the terms of the documents evidencing the Obligations. The security interest created hereby shall be construed in accordance with the laws of the State of New York, shall inure to the benefit of Party A, its successors and assigns, shall be binding upon Party B and its heirs, personal representatives, successors and assigns and shall be amended and restated without novation by the Pledge Agreement upon the last to be received by us from Party B of an executed copy of (i) the Confirmation and (ii) the Pledge Agreement.

Representations and Agreements of Party B:	Party B hereby makes the following representations and agreements to Party A on each day during the Pricing Period:

1. Recent Sales and Hedges: The number of Shares (or security entitlements in respect thereof) sold by Party B during the preceding three (3) months is zero.

2. Subsequent Sales and Hedges: Party B agrees that it shall not, without the prior written consent of Party A and Pierce, sell any Shares (or security entitlements in respect thereof) until the Prepayment Date. Until such time, Party B shall promptly notify Party A of any sales by persons attributable to Party B (as described below).

For the purposes of representations (1) and (2), (i) Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares; (ii) sales shall include hedges (through swaps, options, short sales or otherwise) of any long position in the Shares (or security entitlements in respect thereof) and (iii) sales and hedges by Party B shall include those by any person attributable to Party B for purposes of Rule 144 under the Securities Act, as amended (“Rule 144”).

3. Subsequent Withdrawals: Party B agrees that it shall not, without the prior written consent of Party A and Pierce, withdraw any Shares from the collateral account pledged to Pierce under the Loan Agreement, give Pierce or the custodian thereof any instruction in contravention of the Payoff Letter, or otherwise modify the Payoff Letter, in each case, until the Prepayment Date.

4. No violation: None of the transactions contemplated by this Transaction Acknowledgement and Preliminary Agreement will violate or conflict with any corporate policy, contractual agreement (other than any conflict with (x) the Loan Agreement to be waived in accordance with the Payoff Letter and (y) the Shareholders Agreement of Party B to be waived pursuant to a written consent of the shareholders of Party B) or other rules or regulations of the Issuer or its affiliates applicable to Party B, including, but not limited to, the Issuer’s window period policy.

5. No Information: Party B is not in possession of material, non-public information concerning the Shares or the Issuer within the meaning of Rule 10b5-1 of the SEC pursuant to the Exchange Act. “Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell, or hold securities of the Issuer.

6. Incorporation by Reference: Party B’s representations and warranties contained or incorporated by reference in the most recent draft, if any of the Confirmation provided by Party A to Party B are deemed repeated and incorporated herein.

7. Holding Period: Party B acquired and made full payment for all Shares (or security entitlements in respect thereof) that are the subject of this Transaction Acknowledgement and Preliminary Agreement on November 25, 2009.

8. Party B agrees and acknowledges that the Obligations hereunder constitute a portion of the Secured Obligations (as defined in the Pledge Agreement executed in connection with the Loan Agreement).

Representations and Agreements of the Parties:	Section 3(a) and Section 3(aA) of the Form Confirmation are hereby incorporated by reference, and shall have the same effect as if set forth in full herein.

By entering into the Transaction, you acknowledge that you understand that a variety of risks, circumstances and events can materially affect the value of the Transaction to you after the Trade Date. These risks include, but are not limited to, Market Disruption Events, Merger Events, Tender Offers, Dividends, other corporate or third party events and circumstances affecting the Shares, options on the Shares or Party A’s ability to continue to hedge the market risk of the Transaction to term. In the case of some of these events, the Confirmation may permit or require Bank of America, N.A., as Calculation Agent or as principal (Party A), to adjust certain economic terms of the Transaction or take other actions. These changes or actions could be favorable or unfavorable to you, depending on the circumstances, and may be required or permitted to be made with a view to the interests of Party A as a market risk intermediary or otherwise, or due to the fact that Party A may have entered into hedging transactions for its own account. These terms merit your serious consideration and you represent that you have consulted with your independent legal and other advisors prior to entering into the Transaction. By entering into the Transaction, you also acknowledge that you understand and accept the risks and waive any conflict of interest resulting from the fact that (i) Party A, BAS and MLPF&S are affiliated by common ownership, (ii) where BAS or MLPF&S acts as your agent, BAS or MLPF&S is also acting as agent for its affiliate, Party A, (iii) BAS or MLPF&S may hold collateral posted by you or on your behalf in connection with the Transaction in a collateral account for Party A, in which case BAS or MLPF&S shall be entitled to comply with directions of Party A with respect to such collateral without your further consent and (iv) in some instances Bank of America as Calculation Agent may be permitted or required to act with a view to the interests of Bank of America.
You acknowledge that upon our receipt of your signature by fax as requested below, we will enter into hedging transactions in reliance on your consent to this Transaction Acknowledgement. Upon your signed consent, this Transaction Acknowledgement will constitute a “Preliminary Agreement” within the meaning of the Rule 144 interpretive letter from the SEC dated December 20, 1999 and be governed by the laws of the State of New York without reference to choice of law principles. You agree that you will return a signed copy of the Confirmation on or prior to the Prepayment Date and if you fail to do so, Bank of America may elect to terminate the Transaction and in such event, you will be liable for all losses, costs and expenses of Bank of America and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Bank of America and its affiliates may set off obligations owed to you by them or apply any of your property in their possession, whether as collateral or otherwise, against same.
Please indicate your understanding of and agreement with the above terms and conditions and your instruction for Bank of America to begin execution by signing below, and returning this Transaction Acknowledgement to us by fax at 212-230-8325 and by returning originals to us at:
Global Equity Derivatives
c/o Merrill Lynch, Pierce Fenner & Smith Incorporated
One Bryant Park, 5th Floor
New York, NY 10036
[Signature page follows.]

Agreed to and accepted on the date first written by:
NEW-WAVE INVESTMENT HOLDING COMPANY LIMITED

/s/ Charles Guowei Chao
Name: Charles Guowei Chao
Title: Chief Executive Officer

BANK OF AMERICA, N.A.
/s/ Brian D. Gray
Name: Brian D. Gray
Title: Director